SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-13084

                           NOTIFICATION OF LATE FILING

     (Check One): / / Form 10-K / / Form 11 K / / Form 20-F  /x/ Form 10-Q
                  /   /  Form N-SAR

For Period Ended: September 30, 1999

/   / Transition Report on Form 10-K        /  / Transition Report on Form 10-Q
/   / Transition Report on Form 20-F        /  / Transition Report on Form N-SAR
/   / Transition Report on Form 11-K

For the Transition Period Ended:  _________________________________________
Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_________Part 1_______________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  _____ Warrantech Corporation ___________
Former name if applicable

Address of principal executive office (Street and number)

                                    300 Atlantic Street

City, state and zip code            Stamford, CT 06901

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

/ / a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

/ / b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     Registrant is not able to furnish the financial information required pursuant to Part I of its Form 10-Q for the period ended September 30, 1999, because it is still awaiting the receipt of the views of the Chief Accountant's Office of the Division of Corporation Finance ("DCF") of the Securities and Exchange Commission concerning the revenue recognition accounting policy which Registrant should apply. The DCF informed Registrant on October 1, 1999 that it believes that Registrant should recognize revenue from extended service contracts in which Registrant is the obligor in accordance with Financial Accounting Standards Board Technical Bulletin 90-1, and Registrant is performing the calculations necessary to comply with this accounting policy. The DCF further informed Registrant that, with respect to service contracts in which Registrant is not the obligor, it believes that Registrant is required to recognize administrative fees on a straight-line basis over the life of the contracts which Registrant administers. Registrant currently defers only a portion of the administrative fee income which pertains to administrating claims over the life of the contracts and recognizes the balance of the income in the period in which the service contracts are sold because a substantial amount of the revenue relates to expenses which are incurred in connection with the acquisition of the service contract business. After being informed of the DCF's position with respect to revenue from contracts in which Registrant is not the obligor, Registrant requested the DCF to reconsider its position, and the DCF has agreed to do so. Pursuant to the request of the DCF, Registrant furnished information to the DCF concerning the manner in which Registrant allocates revenue from such service contracts. Registrant is awaiting the DCF's position following its reconsideration of this matter. Registrant intends to file its financial information after receipt of the DCF's position.


                                     PART IV
                                OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification.

                        Richard F. Gavino (203) 975-1100

2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 / / Yes /x/ No

     Form 10-K for the  fiscal  year  ended  March 31,  1999.
     Form 10-Q for the period ended June 30, 1999.

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                / x / Yes / / No

If so; attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     It is anticipated that there may be a significant change in the results of operations for the quarter ended September 30, 1999 as compared to the corresponding period for the last fiscal year due to the fact that, as previously reported, the DCF has informed Registrant of its view that Registrant is required to change its revenue recognition policy with respect to its extended service contract business. Registrant is currently performing the calculations for the recognition of revenues from the service contracts in which Registrant is the obligor, in accordance with the position of the DCF, and Registrant is awaiting the views of the DCF with respect to the accounting policy to be applied to the revenue from service contracts in which it is not the obligor. For these reasons, Registrant is not able to state, at this time, a reasonable estimate of its results for the quarter ended September 30, 1999.


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                             Warrantech Corporation
                  (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:             November 15, 1999      Warrantech Corporation


                                         By:  /s/ Richard F. Gavino
                                              -------------------------
                                         Name:  Richard F. Gavino,
                                         Title: Executive Vice President, Chief
                                                Financial Officer and Accounting
                                                Officer